Exhibit 3(iii)

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

BRIDGE BANCORP, INC.

Under Section 805 of the Business Corporation Law

___________________

It is hereby certified that:

FIRST: The name of the corporation is Bridge Bancorp, Inc.

SECOND: The certificate of incorporation of the corporation was filed by the Department of State on the 13th day of September, 1988.

THIRD: Paragraph 4, of the certificate of incorporation of Bridge Bancorp, Inc., which sets forth the aggregate number of shares of common stock of the par value of One Cent ($0.01) per share and the aggregate number of shares of preferred stock of the par value of One Cent ($0.01) per share which the corporation shall have the authority to issue, is hereby amended to increase the aggregate number of shares of common stock which the corporation shall have authority to issue to 40,000,000 shares, and to thereby read as follows:

4.    (A)          The aggregate number of shares which the corporation shall have authority to issue is 42,000,000 shares, 40,000,000 of which shall be common shares, having a par value of One Cent ($0.01) per share, and 2,000,000 of which shall be preferred shares, having a par value of One Cent ($0.01) per share (“Preferred Shares”).

(B)          The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of Preferred Shares in series, and by filing a certificate of amendment pursuant to the applicable law of the State of New York (such certificate being hereinafter referred to as a “Preferred Share Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Shares may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the common stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

FOURTH: The foregoing amendment of the certificate of incorporation of the corporation was authorized by the vote at a meeting of the Board of Directors of the Corporation, followed by the affirmative vote of holders of a majority of all outstanding shares of the Corporation entitled to vote thereon at a meeting of the shareholders of the corporation duly called and held on the 8th day of May, 2015, a quorum being present.

IN WITNESS WHEREOF, the undersigned has executed and signed this certificate this 12th day of June, 2015.

/s/ Kevin M. O’Connor
Kevin M. O’Connor
President and Chief Executive Officer

STATE OF NEW YORK	)
) ss:
COUNTY OF SUFFOLK	)

On the 11 day of June, 2015, before me personally came Kevin M. O’Connor, to me known, who, being by me duly sworn, did depose and say that he is the President and Chief Executive Officer of Bridge Bancorp, Inc., the corporation described having its executive office at 2200 Montauk Highway, Bridgehampton, New York 11932; in and which executed the foregoing instrument; and that he signed his name thereto by order of the board of directors of said corporation.

/s/ LuAnn Commisso
Notary Public

Notary, Public, State of New York
Commission Expires

CERTIFICATE OF AMENDMENT

OF

BRIDGE BANCORP, INC.

Under Section 805 of the Business Corporation Law.

Filed by:	John J. Gorman
(Name)
5335 Wisconsin Ave, NW, Suite 780
(Mailing address)
Washington, DC 20015
(City, State and Zip code)